SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                                Handleman Company
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                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    410252100
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                                 (CUSIP Number)


                                 Salvatore Muoio
                               S. Muoio & Co. LLC
                        c/o 509 Madison Avenue, Suite 406
                               New York, NY 10022
                                 (212) 297-2555
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 19, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    410252100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Salvatore Muoio

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,266,796

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,266,796

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,266,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.92%

14.  TYPE OF REPORTING PERSON*

     IN, HC


                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   410252100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      S. Muoio & Co. LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,266,796

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,266,796

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,266,796

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.92%

14.  TYPE OF REPORTING PERSON*

     IA, OO



                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.   410252100
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

The name of the issuer is Handleman Company, a Michigan corporation (the "Issuer"). The address of the Issuer's offices is 500 Kirts Boulevard, Troy, Michigan 48084. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Salvatore Muoio, a United States citizen and (ii) S. Muoio & Co. LLC, a Delaware limited liability company ("SMC") (collectively, the "Reporting Persons").

      The principal business address of the Reporting Persons is 509 Madison Avenue, Suite 406, New York, NY 10022.

      Salvatore Muoio is the managing member of SMC, an investment management firm that serves as the general partner and/or investment manager to a number of private investment vehicles and managed accounts.

     (d) Neither of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Salvatore Muoio, through his position as the managing member of SMC, is deemed to be the beneficial owner of the 3,266,796 Shares held by the private investment vehicles and managed accounts over which SMC exercises investment discretion.

     SMC, the investment manager and general partner of a number of private investment vehicles and managed accounts, may be deemed to beneficially own the 3,266,796 Shares held by such entities.

     The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the respective funds of the private investment vehicles and managed accounts over which the Reporting Persons exercise investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value.

     On September 19, 2008 the Reporting persons sent a letter to the Issuer expressing their views regarding the record date of the Issuer's annual meeting of shareholders. A copy of the letter is attached herein as Exhibit C.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine best to do so.
--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

Salvatore Muoio
---------------
(a-e) As of the date hereof, Salvatore Muoio may be deemed to be the beneficial owner of 3,266,796 Shares or 15.92% of the Shares of the Issuer, based upon the 20,515,269 Shares outstanding as of August 28, 2008, according to the Issuer's most recent Form 10-Q.

     Salvatore Muoio has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,266,796 Shares to which this filing relates.

     Salvatore Muoio has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,266,796 Shares to which this filing relates.

        The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Salvatore Muoio and/or Salvatore Muoio, through SMC and on behalf of the private investment vehicles and managed accounts over which the Reporting Persons have investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. Salvatore Muoio and/or Salvatore Muoio on behalf of the private investment vehicles and managed accounts over which he and/or he through SMC has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.


S. Muoio & Co. LLC ("SMC")
--------------------------
(a-e) As of the date hereof, SMC may be deemed to be the beneficial owner of 3,266,796 Shares or 15.92% of the Shares of the Issuer, based upon the Shares outstanding.

     SMC has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,266,796 Shares to which this filing relates.

     SMC has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,266,796 Shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which SMC has investment discretion, are set forth in Exhibit B and were all effected in broker transactions.

     The aforementioned Shares were acquired for investment purposes. SMC, and/or SMC on behalf of the private investment vehicles and managed accounts over which it has investment discretion, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares. However, the Reporting Persons among themselves may be deemed to be a group as defined in
Section 13d-3(b) and have filed this joint Schedule 13D accordingly.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

     B. A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to September 19, 2008 is filed herewith as Exhibit B.

     C. Letter to the Issuer.

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 19, 2008
---------------------------
(Date)


/s/ Salvatore Muoio*
---------------------------
    Salvatore Muoio



S. Muoio & Co. LLC*

By:  /s/ Salvatore Muoio
--------------------------
Name: Salvatore Muoio
Title: Managing Member



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                  Exhibit A


                                   AGREEMENT

     The undersigned agree that this Schedule 13D dated September 19, 2008 relating to the Common Stock, $0.01 par value per share of Handleman Company shall be filed on behalf of the undersigned.



/s/ Salvatore Muoio*
---------------------------
    Salvatore Muoio



S. Muoio & Co. LLC*

By:  /s/ Salvatore Muoio
--------------------------
Name: Salvatore Muoio
Title: Managing Member



September 19, 2008

                                                                 Exhibit B



      Transactions in the Shares -- Salvatore Muoio and S. Muoio & Co. LLC


Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)                Share
-----------            ---------------                -----

08/18/2008                 10,000                      $1.86
08/19/2008                148,300                      $2.00
08/20/2008                448,384                      $2.28
08/21/2008                750,324                      $2.71
08/22/2008                587,918                      $2.74
08/25/2008                100,000                      $1.85
08/26/2008                343,968                      $1.65
08/27/2008                284,985                      $2.01
08/28/2008                260,105                      $1.99
08/29/2008                 37,000                      $1.91
09/02/2008                 35,400                      $1.99
09/04/2008                 53,100                      $2.08
09/08/2008                 31,500                      $2.07
09/09/2008                 74,472                      $2.07
09/10/2008                  7,340                      $2.10
09/11/2008                 91,500                      $2.13
09/18/2008                  2,500                      $1.77

                                                                 Exhibit C




                                                      September 19, 2008

S. Muoio & Co. LLC
509 Madison Avenue,
Suite 406
New York, New York 10022
Tel. (212) 297-2555
Fax (212) 297-2550


VIA FEDERAL EXPRESS AND FACSIMILE

Mr. James B. Nicholson
Chairman of the Board of Directors Handleman Company 500
Kirts Boulevard
Troy, MI 48084

            Re: 2008 Annual Meeting of Shareholders

Dear Mr. Nicholson:

     As noted in our recent Form 4 filing, we are the beneficial owners, through
S. Muoio & Co. LLC, for ourselves and our clients, of approximately 15.92% of Handleman's issued and outstanding common stock. Our position was acquired between August 18th and September 18th in open market transactions.

     As shareholders of Handleman, we are concerned about the steps that Handleman has taken in connection with setting the record date for the October 1, 2008 shareholder's meeting to vote on the proposed Plan of Liquidation of the company as outlined in the Definitive Proxy Statement released to the public on September 2, 2008.

     First, we are in full support of the company's intent to pursue liquidation. In this context, I had indicated to Al Koch and Greg Mize in a recent telephone conversation, that as many as 13.8 million shares have traded between the August 4th record date and the date of this letter, representing approximately 68% of Handleman's outstanding shares. Since there is little incentive for the former beneficial owners of these 13.8 million shares to vote for the Plan of Liquidation, and as an affirmative vote of a majority of Handleman's outstanding Common Stock will be required to approve the dissolution and Plan of Liquidation, we believe the August 4th record date will make approval of the Plan difficult at best. In addition, we believe that many of the current owners of Handleman, including ourselves, who purchased shares representing as much as 68% of the company should not, in principle, be disenfranchised, especially in light of the fact that prior to September 2, 2008, there was no information made public to suggest that August 4th was to be the record date for the October 1 meeting.

     In this regard, might you please let me know the date your Board of Directors met to adopt the resolution to set the record date? If that resolution was adopted on or prior to August 4th then that material fact was omitted from Handleman's preliminary proxy materials filed on August 15th, 2008. If it was adopted afterward, it would appear to me that the Board of Directors may have violated Michigan Law and the company's by-laws, which provides that action to set the record date must be taken in advance of that date.

     Second, we do not believe that the information presented in the Definitive Proxy Statement is adequate for any investor to make an informed decision on how to vote in regards to the Plan of Liquidation. In our twenty-plus years of experience investing in companies in the process of liquidating, we believe it is customary for a company to include in its proxy materials financial statements based on liquidation, rather than going-concern, accounting and/or an estimate or range of the amount likely to be distributed to shareholders over the course of the liquidation. We believe your Board of Directors would have been provided with such an estimate or range of estimates prior to their adoption of the Plan and their unanimous determination to recommend that shareholders vote for approval of the Plan. We believe the lack of such important disclosure will, in addition to the August 4th, 2008 record date, act to discourage shareholder approval of the Plan.

     In light of the above issues, we ask the Board of Directors to consider issuing a more informative proxy statement with a record date for the shareholder's meeting which will not disenfranchise over two-thirds of the company's current shareowners.



                                            Sincerely,



                                            Salvatore Muoio
                                            Managing Member
                                            S. Muoio & Co. LLC
                                            General Partner


SK 01834 0003 920608